RECEIVED

2007 AUG 27 A 11:20

22 August 2007

By Courier

07026285

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's Daily Share Buy-Back. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 22Aug07.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	22-Aug-2007 18:05:16
Announcement No.	00105

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	146,215,623

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	22-08-2007	
2	Total number of shares purchased	176,000	
3a	Price paid per share#; or	Currency : S$ Amount : 4.34318	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 4.40	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 4.28	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 765,442.50	Currency : [Select Currency] Amount :

\# Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange

1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	376,000	0.03			376,000	0.03

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	1,468,613,446

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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